Exhibit 21

SUBSIDIARIES OF DARA BIOSCIENCES, INC.

Name of Subsidiary	Jurisdiction of Organization/ State of Incorporation
DARA Pharmaceuticals, Inc.	Delaware

DARA Therapeutics, Inc.	North Carolina

MIKKO Pharmaceuticals, Inc.	North Carolina

Point Therapeutics Massachusetts, Inc.	Massachusetts

Signum Pharmaceuticals, Inc.	North Carolina